Exhibit 99.1

Collective Mining Earns 100% in the Guayabales Mining License by Accelerating the Terms of the Agreement

TORONTO, June 23, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that it has accelerated its agreement with the vendor of the Guayabales mining license and as a result will affect the transfer of 100% of the mining license into its name. The Guayabales license, which host the Company's flagship Apollo system, is one of three major contiguous licenses that make up the Company's Guayabales Project, located in Caldas, Colombia.

The original agreement for the Guayabales mining license was signed between the Company and the vendor in June 2020 and entitled the Company to earn a 100% ownership in the exploitation phase mining license in 2032 by making a series of scheduled payments and committing to certain exploration expenditures.

Under the amendment, the total financial consideration owed to the vendor remains the same as the original agreement, however, the payment schedule has been accelerated as follows:

  $2 million payable immediately.
  An additional $2 million is payable within one month provided the title transfer request to the Colombian National Mining Agency ("ANM") has been filed.
  An additional $2.3 million is payable within two months following the submission of the title transfer request.
  The remaining $3.5 million will be payable in six equal installments over the following three years from the date of the execution of the amendment to the agreement.

The title transfer approval is expected within 60 days following the request being made to the ANM.

Ari Sussman, Chairman of the Board commented: "Accelerating the agreement and earning 100% of the mining title today made a lot of sense for the Company given our strong treasury of approximately $78 million at the end of Q1, 2025, and our confidence that Apollo will evolve into a future mine. Given the fact that this mining license is in its exploitation phase, the Company intends to leverage the license to its advantage in its future permitting efforts. We would like to thank the vendor for their support in this matter, and we look forward to our continued collaboration as we advance the project."

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of less advanced or newly generated targets including Trap, the Knife and X.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 23-JUN-25